Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes Reports Net Income of $1.3 Million for First Quarter 2010

TORONTO, ONTARIO – May 11, 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) today reported a net income of $1.3 million ($0.01 per share basic and diluted) in its financial statements for the three months ended March 31, 2010 compared to a net loss of $4.4 million ($0.02 per share basic and diluted) for the three months ended March 31, 2009.  All amounts in this news release are in US dollars unless otherwise noted.  Our financial statements and management’s discussion and analysis are available under the Corporation’s profile at www.sedar.com and www.sec.gov.

This increase was primarily due to an increase in the income recorded in our investment in Minera Santa Cruz S.A. ("MSC") and a reduction in total expenses in 2010.  Minera Andes' share of the net income derived from MSC for the three months ended March 31, 2010 (before amortization), was $2.2 million compared to income of $0.0 million in the same period in 2009.  MSC is owned 49% by Minera Andes and 51% by Hochschild Mining plc ("Hochschild").  MSC owns the San José silver-gold mine in southern Argentina (the “Mine” or the “San José Mine”) and Hochschild is the operator of the Mine.

Also, in comparing the first quarter of this year with the same period in 2009 Minera Andes reduced total expenses by $3.6 million, which was a result of decreases in professional fees and interest expense while also benefitting from a positive change in foreign currency exchange.

For full details of the activities of the Corporation during the first quarter of 2010 please refer to our management discussion and analysis.

About Minera Andes
Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA who owns the San José Mine which is a large primary silver producer, which produced 4,998,000 million oz silver and 77,070 oz gold in 2009; 100% ownership of the Los Azules copper deposit; and, a portfolio of exploration properties in the highly prospective Deseado Massif region of Santa Cruz Province in southern Argentina. Minera Andes continues to be well funded and have no bank debt.

This news release is submitted by Perry Y. Ing, Chief Financial Officer of Minera Andes Inc.

For further information, please contact: Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky
Manager, Investor Relations
99 George St. 3rd Floor,
Toronto, Ontario, Canada. M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Reliability of Information:

MSC, the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by MSC. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.